FOURTH AMENDMENT TO THE AMENDED AND RESTATED

SYNDICATED CREDIT AGREEMENT

THIS FOURTH AMENDMENT TO THE AMENDED AND RESTATED SYNDICATED CREDIT AGREEMENT (this "Amendment") is dated as of November 20, 2007 and entered into by and between ENTERRA ENERGY CORP., as borrower (the "Borrower"), and THE BANK OF NOVA SCOTIA, as Lead Arranger, Administrative Agent and Bookrunner (the "Agent") and THE BANK OF NOVA SCOTIA, HSBC BANK CANADA, UNION BANK OF CALIFORNIA, N.A., CANADA BRANCH AND WESTLB AG, TORONTO BRANCH, as lenders (collectively the "Lenders"), and is made with reference to that certain Amended and Restated Syndicated Credit Agreement dated as of February 1, 2007 by and between the Borrower, the Agent and the Lenders, as amended by First Amendment to the Amended and Restated Syndicated Credit Agreement dated as of March 15, 2007, Second Amendment to the Amended and Restated Credit Agreement dated as of May 11, 2007 and Third Amendment to the Amended and Restated Credit Agreement dated as of July 17, 2007 and as modified by an Undertaking and Agreement of the Borrower (the "Undertaking") dated September 28, 2007 (such Amended and Restated Syndicated Credit Agreement as so amended and modified being referred to herein as the "Credit Agreement").

RECITALS:

WHEREAS the Borrower, the Agent and the Lenders desire to amend the Credit Agreement;

AND WHEREAS pursuant to the terms of the Undertaking, the Revolving Credit Facility Commitment has been reduced to $129,500,000.00.

NOW THEREFORE, in consideration of the premises and the agreements, provisions and covenants herein contained, the parties hereto agree as follows:

ARTICLE 1
DEFINITIONS

1.1

Capitalized terms used herein without definition shall have the same meanings herein as set forth in the Credit Agreement.

ARTICLE 2
AMENDMENT OF CREDIT AGREEMENT

2.1

Amendment to Definitions.  Section 1.1 of the Credit Agreement is hereby amended by deleting that definition in its entirety and replacing it with the following:

"'Second Lien Credit Facility Maturity Date" means December 11, 2007."

ARTICLE 3
APPOINTMENT OF FINANCIAL ADVISOR

3.1

Appointment of Financial Advisor to the Lenders.  The Borrower hereby undertakes to promptly appoint Deloitte & Touche LLP (the "Financial Advisor") as financial advisor to the Borrower to conduct a review of the operations and financial performance of the Borrower and its Subsidiaries pursuant to the terms of an appointment letter to be agreed to by the Borrower and the Financial Advisor (the "Appointment Letter"), the form of which is subject to the approval of the Agent, acting reasonably.  Without limiting the foregoing, the Borrower hereby agrees that all written reports, schedules, other materials and documents prepared or provided by the Financial Advisor shall also be provided to the Agent.

ARTICLE 4
ON-GOING OPERATIONS

4.1

Asset Sales.  The Borrower covenants and agrees to proceed expeditiously with the sale of the following Enterra Hydrocarbon Properties:

(a)

Ricinius;

(b)

Ferrier;

(c)

those other Enterra Hydrocarbon Properties described as "B" Hydrocarbon Properties and "C" Hydrocarbon Properties, which are described in more detail in  a letter issued by the Borrower dated September 18, 2007, which is       published on the Scotia Waterous website, web page www.waterous.com/enterra2007/Enterra_Intro_Letter.pdf.

(collectively the "Asset Sales"),

subject always to the terms and conditions of the Credit Agreement (including the Undertaking) relating to the disposition of Hydrocarbon Properties.  The Borrower further agrees to keep the Agent fully apprised on the status of the Asset Sales.

4.2

Go-Forward Business Plan.  The Borrower covenants and agrees with the Agent and the Lenders that the Borrower, in consultation with its business and financial advisors, shall promptly and expeditiously prepare a go-forward business plan which addresses the financial, operational and management issues faced by the Borrower and its Subsidiaries and shall keep the Agent fully apprised of steps being taken by it in that regard and the status of such business plan.

ARTICLE 5
CONDITIONS PRECEDENT

5.1

Section 2 of this Amendment shall become effective only upon the satisfaction of the following conditions precedent (which the Agent and the Lenders may waive in whole or in part on such terms as they deem appropriate in their absolute discretion):

(a)

Receipt by the Agent in form and substance satisfactory to it of the following:

(i)

all credit documentation required by the Agent and the Lenders in respect of the Credit Facility and the Operating Credit Facility on terms and conditions satisfactory to the Lenders;

(ii)

an officer's certificate from the Borrower certifying as to the authorization of this Amendment;

(iii)

an opinion of the Borrower's Counsel, addressed to the Agent and the Lenders, in respect of the Borrower and this Amendment, as to status, authority, authorization, execution and delivery, and such other matters as the Agent requires;

(b)

The Borrower and the Operating Lender entering into a written agreement extending the maturity date of the Operating Credit Facility from November 20, 2007 to December 11, 2007;

(c)

Payment of all fees due by the Borrower to the Agent and the Lenders;

(d)

No Default or Event of Default then existing; and

(e)

There being no material adverse change in the financial condition of the Borrower or any of the Guarantors, taken as a whole, since the date of the last annual financial statements of the Borrower on a Consolidated Basis that has not been disclosed by the Borrower by press release or publicly available securities filings prior to the date hereof or otherwise disclosed in writing to the Agent.

ARTICLE 6
REPRESENTATIONS, WARRANTIES AND COVENANTS

In order to induce the Lenders to enter into this Amendment and to amend the Credit Agreement in the manner provided herein, the Borrower represents, warrants and covenants to the Lenders as of the date hereof:

(a)

the Borrower has the full power and capacity to enter into this Amendment and to perform its obligations under the Credit Agreement, as amended by this Amendment (the “Amended Agreement”);

(b)

the execution and delivery by the Borrower of this Amendment and the performance by the Borrower of the Amended Agreement have been duly authorized by all necessary action on the part of the Borrower;

(c)

the execution and delivery by the Borrower of this Amendment and the performance by the Borrower of the Amended Agreement do not conflict with or contravene or constitute a default under (i) the Trust Indenture or by-laws or any resolutions of the Borrower; (ii) any agreement or instrument to which the Borrower is a party or by which it is bound; or (iii) any law, regulation, judgment, order, license or permit having application to the Borrower or any of its property or assets, except to the extent that any such conflict or default would not have a Material Adverse Effect;

(d)

this Amendment has been duly executed and delivered by the Borrower and the Amended Agreement is a legally valid and binding obligation of the Borrower, enforceable against the Borrower in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or limiting creditors’ rights generally or by equitable principles relating to enforceability;

(e)

the representations and warranties contained in Article 10 of the Credit Agreement are true, correct and complete in all material respects on and as of the date hereof to the same extent as though made on and as of that date, except to the extent such representations and warranties specifically relate to an earlier date, in which case they were true, correct and complete in all material respects on and as of such earlier date; and

(f)

the Guarantor Security provided by each of the Guarantors remains in full force and effect and continues to secure the Obligations (as amended by this Amendment), the Operating Obligations and the Lender Risk Management Obligations.

ARTICLE 7
MISCELLANEOUS

7.1

Reference to the Credit Agreement and the Other Loan Documents

(a)

On and after the date hereof, each reference in the Credit Agreement to “this Agreement,” “hereunder,” “hereof,” “herein” or words of like import referring to the Credit Agreement and each reference in the other Loan Documents to the “Credit Agreement,” “thereunder,” “thereof” or words of like import referring to the Credit Agreement shall mean and be a reference to the Amended Agreement.

(b)

Except as specifically amended by this Amendment, the Credit Agreement and the other Loan Documents shall remain in full force and effect and are hereby ratified and confirmed.

(c)

The execution, delivery and performance of this Amendment shall not, except as expressly provided herein, constitute a waiver of any provision of, or operate as a waiver of any right, power or remedy of the Lenders under, the Credit Agreement or any of the other Loan Documents.

7.2

Fees and Expenses.  The Borrower acknowledges that all reasonable costs, fees and expenses as incurred by the Lenders and their counsel with respect to this Amendment shall be for the account of Borrower.

7.3

Headings.  Section and subsection headings in this Amendment are included herein for convenience of reference only and shall not constitute a part of this Amendment for any other purpose or be given any substantive effect.

7.4

Applicable Law.  This Amendment and the rights and obligations of the parties hereunder shall be governed by, and shall be construed and enforced in accordance with, the laws of the Province of Alberta and the federal laws of Canada applicable therein, without regard to conflict of laws principles.

7.5

Counterparts.  This Amendment may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed an original, but all such counterparts together shall constitute but one and the same instrument.  Signature pages may be detached from multiple separate counterparts and attached to a single counterpart so that all signature pages are physically attached to the same document.

--- SIGNATURE PAGES FOLLOW ---

IN WITNESS WHEREOF, the parties have executed this Amendment as of the day and year first written above.

AGENT: THE BANK OF NOVA SCOTIA Per: _______________________________ Name: Title: Per: _______________________________ Name: Title:	BORROWER: ENTERRA ENERGY CORP. Per:_______________________________ Name: Title: Per:_______________________________ Name: Title:

LENDERS:
THE BANK OF NOVA SCOTIA Per: _______________________________ Name: Title: Per: _______________________________ Name: Title:	UNION BANK OF CALIFORNIA, N.A., CANADA BRANCH Per: _______________________________ Name: Title: Per: _______________________________ Name: Title:

HSBC BANK CANADA Per: _______________________________ Name: Title: Per: _______________________________ Name: Title:	WESTLB AG, TORONTO BRANCH Per: _______________________________ Name: Title: Per: _______________________________ Name: Title:

The provisions of this Amendment are acknowledged and agreed to by the undersigned Guarantors and the undersigned Guarantors hereby confirm that the Guarantor Security provided by them, as applicable, remains in full force and effect:

Canadian Guarantors:

OLYMPIA TRUST COMPANY, in its capacity as trustee of ENTERRA ENERGY TRUST, by its administrator, ENTERRA ENERGY CORP.

Per: _______________________________

Name:_______________________________

Title: _______________________________

Per: _______________________________

Name:

E. Keith Conrad

Title:

President and Chief Executive Officer

ENTERRA PRODUCTION PARTNERSHIP, by its Managing Partner, ENTERRA ENERGY CORP. Per: _______________________________ Name:_______________________________ Title: _______________________________

THE ENTERRA ENERGY COMMERCIAL TRUSTEES, in their capacity as trustees of ENTERRA ENERGY COMMERCIAL TRUST
_______________________________ Witness

_______________________________

E. Keith Conrad (seal)
ENTERRA ENERGY PARTNER CORP. Per: _______________________________ Name:_______________________________ Title: _______________________________
TRIGGER RESOURCES LTD. Per: _______________________________ Name:_______________________________ Title: _______________________________

US Guarantors:

ENTERRA US ACQUISITIONS INC. Per: _______________________________ Name: E. Keith Conrad Title: President and Chief Executive Officer	ROCKY MOUNTAIN GAS, INC. Per: _______________________________ Name: E. Keith Conrad Title: President and Chief Executive Officer

RMG I, LLC Per: _______________________________ Name: E. Keith Conrad Title: President and Chief Executive Officer	ENTERRA ACQUISITIONS CORP. Per: _______________________________ Name: E. Keith Conrad Title: President and Chief Executive Officer

ALTEX ENERGY CORPORATION Per: _______________________________ Name: E. Keith Conrad Title: President and Chief Executive Officer